UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

BLOCKBUSTER INC.
(Name of Issuer)
Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)
093679207
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

[   ]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[   ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  093679207

(1)	Names of Reporting Person:

Prentice Capital Management, LP

(2)	Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [X]

(3)	SEC Use Only

(4)	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person	(5) Sole Voting Power:	0
	(6) Shared Voting Power:	0
	(7) Sole Dispositive Power:	0
	(8) Shared Dispositive Power:	0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

(11)	Percent of Class Represented by Amount in Row (9): 0%

(12)	Type of Reporting Person: PN

CUSIP NO.  093679207

(1)	Names of Reporting Person:

Michael Zimmerman

(2)	Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [X]

(3)	SEC Use Only

(4)	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person	(5) Sole Voting Power:	0
	(6) Shared Voting Power:	0
	(7) Sole Dispositive Power:	0
	(8) Shared Dispositive Power:	0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

(11)	Percent of Class Represented by Amount in Row (9): 0%

(12)	Type of Reporting Person: IN

Item 1(a).	Name of Issuer: BLOCKBUSTER INC. (the “Company”)

Item 1(b).	Address of Issuer's Principal Executive Offices:
1201 Elm Street
Dallas, TX 75270

Item 2(a).	Name of Person Filing:

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i)
Prentice Capital Management, LP, a Delaware limited partnership (“Prentice Capital Management”), with respect to the Class A Common Stock, par value $0.01 per share of the Company (the “Shares”), reported in this Schedule 13G.

(ii)
Michael Zimmerman, who is the Managing Member of (a) Prentice Management GP, LLC, the general partner of Prentice Capital Management, (b) Prentice Capital GP, LLC, the general partner of certain investment funds and (c) Prentice Capital GP II, LLC, the general partner of Prentice Capital GP II, LP, which is the general partner of certain investment funds, with respect to the matters covered by this Schedule 13G Amendment and the Shares previously held by certain investment funds and managed accounts.

Item 2(b).	Address of Principal Business Office or if none, Residence:

The address of the principal business office of Prentice Capital Management and Michael Zimmerman is 623 Fifth Avenue, 32nd Floor, New York, NY 10022.

Item 2(c).	Citizenship:

Prentice Capital Management, LP is a Delaware limited partnership. Michael Zimmerman is a United States citizen.

Item 2(d).	Title of Class of Securities:

Class A common stock, par value $0.01 per share

Item 2(e).	CUSIP Number: 093679207

Item 3.	Not Applicable

Item 4.	Ownership:

Prentice Capital Management serves as investment manager to a number of investment funds (including Prentice Capital Partners, LP, Prentice Capital Partners QP, LP, Prentice Capital Offshore, Ltd., Prentice Special Opportunities, LP, Prentice Special Opportunities Offshore, Ltd. and Prentice Special Opportunities Master, L.P.) and manages investments for certain entities in managed accounts with respect to which it has voting and dispositive authority over the Shares reported in this Schedule 13G/A.  Michael Zimmerman is the Managing Member of (a) Prentice Management GP, LLC, the general partner of Prentice Capital Management, (b) Prentice Capital GP, LLC, the general partner of certain investment funds and (c) Prentice Capital GP II, LLC, the general partner of Prentice Capital GP II, LP, which is the general partner of certain investment funds.  As such, he may be deemed to control Prentice Capital Management and certain of the investment funds and therefore may be deemed to be the beneficial owner of the securities reported in this Schedule 13G/A.  Each of the Reporting Persons disclaims beneficial ownership of all of the Shares reported in this Schedule 13G/A.

A.	Prentice Capital Management

(a) Amount beneficially owned: 0 (b) Percent of class: 0% (c) Number of shares as to which such person has:

i. Sole power to vote or to direct the vote: 0

ii. Shared power to vote or to direct the vote: 0

iii. Sole power to dispose or to direct the disposition: 0

iv. Shared power to dispose or to direct the disposition: 0

B.	Michael Zimmerman

(a) Amount beneficially owned: 0 (b) Percent of class: 0% (c) Number of shares as to which such person has:

i. Sole power to vote or to direct the vote: 0

ii. Shared power to vote or to direct the vote: 0

iii. Sole power to dispose or to direct the disposition: 0

iv. Shared power to dispose or to direct the disposition: 0

Item 5.  Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [X].

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Securities:

Not applicable.

Item 8.  Identification and Classification of Members of the Group:

See Item 4.

Item 9.  Notice of Dissolution of Group:

Not applicable.

Item 10.  Certification:

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

February 14, 2011

PRENTICE CAPITAL MANAGEMENT, LP

By:	/s/ Michael Zimmerman
Michael Zimmerman, Chief Executive Officer

/s/ Michael Zimmerman
MICHAEL ZIMMERMAN

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)